ITEM 24 (b) EXHIBITS

8 (gg)

Letter Agreement dated July 1, 2002, between Pilgrim Baxter & Associates, Ltd.,

Great American Life Insurance Company of New York and Annuity Investors Life Insurance Company

July 1, 2002

Annuity Investors Life Insurance Company

Great American Life Insurance Company of New York

525 Vine Street

Cincinnati, OH 45202

Ladies and Gentlemen:

The purpose of this letter is to confirm certain financial arrangements between Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter"), the investment adviser to the PBHG Insurance Series Fund (the "Trust"), Great American Life Insurance Company of New York ("GALIC of NY") and Annuity Investors Life Insurance Company ("Annuity Investors") in connection with GALIC of NY's and Annuity Investors' purchase of shares of certain series of the Trust (the "Series") on behalf of certain of its separate accounts (the "Separate Accounts") to fund variable life and annuity contracts issued by GALIC of NY and Annuity Investors.

In recognition of the services to be provided to the Trust by GALIC of NY and Annuity Investors as described in those certain Fund Participation Agreements among GALIC of NY, the Trust and Pilgrim Baxter, dated June 28, 1999, as amended on May 1, 2001, and among Annuity Investors, the Trust and Pilgrim Baxter, dated May 1, 1997, as amended on May 1, 2001 and July 1, 2002 (each, an "Agreement", together the "Agreements"), Pilgrim Baxter shall pay to GALIC of NY and Annuity Investors a single aggregate administrative service fee equal to, on an annualized basis, 0.25% of the combined average daily net assets of the Separate Accounts invested in shares of the Series of the Trust specified in Appendix B to the Agreements. In determining the average daily net assets for purposes of this paragraph, the average daily net assets of each of the Separate Accounts of GALIC of NY and Annuity Investors, invested in the Series of the Trust, shall be included. Such fee shall be paid quarterly (on a calendar year basis) in arrears in proportion to each GALIC of NY and Annuity Investor's assets in such Trust.

Upon execution and acceptance of the terms of this letter by Pilgrim Baxter, GALIC of NY and Annuity Investors, the financial arrangements contained in the fee letter between Pilgrim Baxter, Annuity Investors and GALIC of NY, dated May 1, 2001, are hereby terminated in their entirety, effective as of the date first written above. All future payments to Annuity Investors and GALIC of NY for services provided under the respective Agreements will be governed solely by the terms of this letter.

In the event that the fees payable to GALIC of NY and Annuity Investors hereunder, based upon an opinion of counsel reasonably acceptable to the Trust, Pilgrim Baxter, GALIC of NY and Annuity Investors, are or may be in contravention or violation of any law, rule, regulation, court decision or order, or out-of-court settlement of actual or threatened litigation or enforcement position of any regulatory body having jurisdiction over the Trust or Pilgrim Baxter (taken together, "Change in Law"), the fees shall be adjusted to conform to such Change in Law on terms and conditions deemed fair and equitable by Pilgrim Baxter and the Trust.

Annuity Investors Life Insurance Company

Great American Life Assurance Company of New York

July 1, 2002

Page Two

Subject to law and regulatory authority, each party hereto shall treat as confidential all information pertaining to the owners of the Variable Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted or required by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information until such time as it may come into the public domain without the express written consent of the affected party. Each party hereto shall be solely responsible for the compliance of their officers, directors, employees, agents, independent contractors, and any affiliated and non-affiliated third parties with all applicable privacy-related laws and regulations including but not limited to the Gramm-Leach-Bliley Act and Regulation S-P. The provisions of this paragraph shall survive the termination of this agreement.

Either GALIC of NY or Annuity Investors may terminate this agreement, without penalty, on six months written notice to Pilgrim Baxter, and Pilgrim Baxter may terminate this agreement on six months written notice to both GALIC of NY and Annuity Investors. This agreement shall terminate automatically upon termination of either Agreement; except that the fees payable hereunder shall continue as long as any Separate Account is invested in a Series.

Please confirm your understanding of this arrangement by having the enclosed duplicate copy of this letter executed by an appropriate authorized officer of GALIC of NY and Annuity Investors and returned to Pilgrim Baxter, at 1400 Liberty Ridge Drive, Wayne, PA 19087, Attention: John M. Zerr, Esquire.

Very truly yours,

PILGRIM BAXTER & ASSOCIATES, LTD.

By: _________________________

Name: Eric C. Schneider

Title: Senior Vice President and

Chief Financial Officer

Accepted and Agreed To:

GREAT AMERICAN LIFE INSURANCE ANNUITY INVESTORS LIFE

COMPANY OF NEW YORK INSURANCE COMPANY

By: _________________________ By: _______________________

Name: Teresa Caprio Name: James L. Henderson

Title: Vice President and Treasurer Title: Vice President